

Mail Stop 4561

January 18, 2018

Mark P. Mader
Chief Executive Officer
Smartsheet Inc.
10500 NE 8th Street, Suite 1300
Bellevue, WA 98004

> **Re:**   **Smartsheet Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 22, 2017**
> **CIK No. 0001366561**

Dear Mr. Mader:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   Please disclose the measurement date of the 3.4 million users and clarify whether this represents active users currently using your platform. Revise to clearly state in the first paragraph of the summary that the 3.4 million users represent 600,000 paying users and 2.8 million free collaborators.

2.   You state that you had over 600,000 paying users as of October 31, 2017 and that your pricing is typically on a per-user basis. To provide additional context, please disclose the total number of paying users in prior periods. For all periods reported, also disclose the total and average number of paying users in your Business and Enterprise customers, which accounts for half of your annualized contract value. Finally, disclose the rate of conversion from free collaboration or free trial user to paid user.

3.   Please disclose the underlying assumptions and measurement parameters used in the
        Forrester Research report that demonstrated organizations using Smartsheet can achieve a
        return on investment over 480%. Disclose the time period over which this return on
        investment was measured.

Use of Proceeds, page 44

4.   You disclose that you will use the net proceeds from the offering for "working capital and
        other general corporate purposes." Please revise to provide more details regarding what
        constitutes "working capital and other general corporate purposes." In this regard, consider
        disclosing the amount of proceeds that you plan to use to grow your business. This section
        does not require disclosure of definitive plans and it is acceptable to provide a quantitative
        discussion of preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to
        Item 504. We note on page 56 you describe your growth strategy but do not indicate if it
        will be funded with offering proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the nine months ended October 31, 2016 and 2017, page 62

5.   Please provide further insight as to the drivers of your revenue growth. For example,
        separately quantify the portion of the revenue growth attributable to new customers, an
        increase in users from existing customers and an increase in the use of premium solutions.
        Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Certain Relationships and Related-Party Transactions

Investors' Rights Agreement, page 115

6.   Please disclose the names of the related persons that are parties to the investors' rights
        agreement and the basis on which such persons are related parties. Refer to Item 404(a)(1)
        of Regulation S-K.

Software Development Costs, page F-13

7.   Your disclosure indicates that software development costs incurred during the research and
        development stages for the platform to which you sell subscriptions are expensed as
        incurred, and development costs incurred after technological feasibility has been established
        are capitalized up to the time the product is available for general release to customers.
        Accordingly, it appears that you are following the guidance in ASC 985-20 in accounting for
        these costs. However, your disclosure on page F-10 indicates that your subscription
        arrangements do not allow the customer the contractual right to take possession of the

platform. Clarify how you considered the scope provisions of ASC 985-20-15-5 and ASC 985-20-15-7 in following this guidance.

General

8.   Please disclose the source of the following assertions in your prospectus and specify the "industry sources" to which you cite.

- 60% of work is unstructured (pages 1 and 80);

- knowledge workers still rely on manual processes to manage more than 60% of their work (pages 3 and 82);

- 865 million knowledge workers worldwide (pages 2, 5, 6, 80, 81 and 85);

- 61% of work time is spent reading and answering e-mails, searching for and gathering information, communicating and collaborating internally (pages 3 and 82); and

- $575 billion per year is wasted on inefficient processes in the United States alone (pages 3 and 82).

9.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

10.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies and
Services

cc: James D. Evans, Esq.
       Fenwick & West LLP